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(2-98)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
           DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                       UNITED STATES                  Estimated average burden
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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                          Implant Sciences Corporation
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                                (Name of Issuer)


                     Common Stock, $.10 par value per share
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                         (Title of Class of Securities)


                                   45320R 10 8
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                                 (CUSIP Number)


          David Broadwin, Esq., Foley Hoag LLP, 155 Seaport Boulevard,
                  Boston, Massachusetts 02210, (617) 832-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 23, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45320R108                   13D                      PAGE 2 OF 5 PAGES
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     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only).

        Anthony J. Armini
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)
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     3. SEC Use Only

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     4. Source of Funds (See Instructions)

        PF
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     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)
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     6. Citizenship or Place of Organization

        United States
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Number of         7. Sole Voting Power           1,322,422
Shares           ---------------------------------------------------------------
Beneficially      8. Shared Voting Power                 0
Owned by         ---------------------------------------------------------------
Each              9. Sole Dispositive Power      1,322,422
Reporting        ---------------------------------------------------------------
Person With      10. Shared Dispositive Power            0
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    11. Aggregate Amount Beneficially Owned by Each Reporting Person

        1,322,422
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    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) [X]
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    13. Percent of Class Represented by Amount in Row (11)

        21.2%
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    14. Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common stock, $.10 par value per share (the "Stock") of Implant Sciences Corporation, a Massachusetts corporation (the "Company"). The address of the principal executive offices of the Company is 107 Audubon Road, #5, Wakefield, Massachusetts 01880.

ITEM 2.  IDENTITY AND BACKGROUND

         Anthony J. Armini. Mr. Armini holds 1,314,422 shares of Stock in an individual capacity and therefore has sole voting and investment power with respect to those shares. 8,000 shares of Stock are held by his minor daughter.

         Mr. Armini is a United States Citizen. His principal occupation is President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

         During the last five years, Mr. Armini has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has Mr. Armini been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Armini used his personal funds to acquire the Stock of the Company. The reporting person acquired the stock through the grant of stock options, exercise of stock options and issuance of founders shares.

ITEM 4.  PURPOSE OF TRANSACTION

         All of the Stock acquired by the reporting person was acquired for investment purposes in the ordinary course of business.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The information for the reporting person contained in Items 1-14 of the cover page is incorporated herein by reference. The number of shares beneficially owned includes an option to purchase 115,000 shares of Stock exercisable within 60 days after the date of this Schedule 13D and 8,000 shares of Stock owned by his minor daughter who shares the reporting person's household. The reporting person disclaims beneficial ownership of all securities held by his daughter, and this schedule should not be deemed an admission that the reporting person is the beneficial owner of such securities for the purposes of Section 13 or for any other purpose.

(b) The information for the reporting person contained in Items 1-14 of the cover page is incorporated herein by reference.

(c) The reporting person was issued an incentive stock option on November 11, 2002 to purchase 50,000 shares of Stock of the Company at $4.65 per share, of which 25,000 are exercisable within 60 days after the date of this Schedule 13D.

(d) No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from the sale of, the Stock.

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         N/A.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Date: January 16, 2003


                                                   /s/ Anthony J. Armini

                                                   -----------------------
                                                   Anthony J. Armini